CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Senior Floating Rate Notes due 2029	$24,000,000	$1,339.20

September 2009 Pricing Supplement No. 186 Registration Statement No. 333-156423 Dated September 25, 2009 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED PRODUCTS
Senior Floating Rate Notes due 2029
Leveraged Callable CMS Curve Linked Notes
As further described below, interest will accrue on the notes (i) in Years 1-3: at a rate of 10.00% per annum and (ii) in Years 4 to maturity: subject to our redemption right, at a variable rate equal to 4 times the difference, if positive, between the 30-Year Constant Maturity Swap Rate (“30CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”) for that interest payment period, as determined and reset quarterly, subject to the maximum interest rate of 15% per annum in any quarterly interest payment period.  The notes provide the opportunity to receive an above market interest rate in Years 1-3; however, the notes will not accrue any interest in any quarter in Years 4 to maturity in which 30CMS is less than or equal to 2CMS.  We have the right to redeem the notes on any interest payment date on or after September 30, 2012.
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$24,000,000. May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	September 25, 2009
Original issue date:	September 30, 2009
Maturity date:	September 30, 2029
Interest accrual date:	September 30, 2009
Principal protection:	100%
Reference index:	30-Year Constant Maturity Swap Rate minus 2-Year Constant Maturity Swap Rate. Please see “Additional Provisions” on page 2.
Interest:
Original issue date to but excluding September 30, 2012:  10.00% per annum
September 30, 2012 to but excluding the maturity date or any earlier redemption date (the “variable interest rate period”):
A per annum rate equal to:
leverage factor times the level of the reference index
Interest during the variable interest rate period is subject to the maximum interest rate.
For the purpose of determining the level of the reference index applicable to an interest payment period, the level of the reference index will be determined two (2) U.S. government securities business days prior to the related interest reset date (each an “interest determination date”).
If the level of the reference index on the related interest determination date is equal to or less than the strike, interest will accrue at a rate of 0.00% for that interest payment period.

Leverage factor:	4
Strike:	0.00%
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each March 30, June 30, September 30 and December 30, beginning December 30, 2009; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each March 30, June 30, September 30 and December 30, beginning September 30, 2012
Day-count convention:	30/360
Minimum interest rate:	0.00% per annum
Maximum interest rate:	15.00% per annum
Redemption:
Beginning September 30, 2012, we have the right to redeem the notes on any interest payment date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

Redemption dates:	September 30, 2012, and on each interest payment date thereafter.
Specified currency:	U.S. dollars
CUSIP:	61745E5U1
ISIN:	US61745E5U16
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	4.00%	96%
Total	$24,000,000	$960,000	$23,040,000
The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly-owned subsidiary. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008                 Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

Senior Floating Rate Notes due 2029
Leveraged Callable CMS Curve Linked Notes

Additional Provisions

What are the 30-Year and 2-Year Constant Maturity Swap Rates?

The 30-Year Constant Maturity Swap Rate (which we refer to as "30CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day.  This rate is one of the market-accepted indicators of longer-term interest rates.

The 2-Year Constant Maturity Swap Rate (which we refer to as "2CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of shorter-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

CMS Rate Fallback Provisions

If 30CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the reference index must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Contact Information
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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Leveraged Callable CMS Curve Linked Notes

Historical Information

The following graph sets forth the historical difference between the 30 Year swap rate and the 2 Year swap rate for the period from January 1, 1995 to September 25, 2009 (the “historical period”).  The historical difference between the 30 Year swap rate and the 2 Year swap rate should not be taken as an indication of the future performance of the reference index.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the leverage factor or our redemption right.  We cannot give you any assurance that the level of the reference index will be will be positive on any interest determination date during the variable interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets (USSW), without independent verification.

* The bold line in the graph indicates the strike of 0.00%

Historical period
Total number of days in historical period	5382
Number of days reference index was greater than 0.00%	5369
Number of days reference index was less than or equal to 0.00%	13

The historical performance shown above is not indicative of future performance.  The level of the reference index may be negative on one or more specific interest determination dates during the variable interest rate period even if the level of the reference index is generally positive and, moreover, the level of the reference index has in the past been, and may in the future be, negative for extended periods of time. If the level of the reference index is negative on any interest determination date, you will not receive any interest for the related interest payment period.

In addition, whether you receive any interest payments after September 30, 2012 depends on whether we elect to exercise our redemption right.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the level of the reference index is positive and results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments or benefit from the leverage factor.  See “Risk Factors – Early Redemption Risk” on page 5.

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Senior Floating Rate Notes due 2029
Leveraged Callable CMS Curve Linked Notes

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during the variable interest rate period.  The example below is for purposes of illustration only. The actual interest payments will depend on the actual level of the reference index on each interest determination date.  The applicable interest rate for each interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.  Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect.

Example	Hypothetical Reference Index	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
1	-4.400%	0.00%	$0.00
2	-4.100%	0.00%	$0.00
3	-3.800%	0.00%	$0.00
4	-3.500%	0.00%	$0.00
5	-3.200%	0.00%	$0.00
6	-2.900%	0.00%	$0.00
7	-2.600%	0.00%	$0.00
8	-2.300%	0.00%	$0.00
9	-2.000%	0.00%	$0.00
10	-1.700%	0.00%	$0.00
11	-1.400%	0.00%	$0.00
12	-1.100%	0.00%	$0.00
13	-0.800%	0.00%	$0.00
14	-0.500%	0.00%	$0.00
15	0.00%	0.00%	$0.00
16	0.500%	2.00%	$5.00
17	0.800%	3.20%	$8.00
18	1.100%	4.40%	$11.00
19	1.400%	5.60%	$14.00
20	1.700%	6.80%	$17.00
21	2.000%	8.00%	$20.00
22	2.300%	9.20%	$23.00
23	2.600%	10.40%	$26.00
24	2.900%	11.60%	$29.00
25	3.200%	12.80%	$32.00
26	3.500%	14.00%	$35.00
27	3.800%	15.00%	$37.50
28	4.100%	15.00%	$37.50
29	4.400%	15.00%	$37.50

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Leveraged Callable CMS Curve Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in Leveraged Callable CMS Curve Linked Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 2CMS, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

▪
The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.0%. During the variable interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether and the extent to which 30CMS is greater than 2CMS on the related interest determination date.  If 2CMS is greater than or equal to 30CMS on any interest determination date, the rate of interest payable for the related interest payment period will be 0%.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The Amount Of Interest Payable On The Notes In Any Quarter Is Capped.  The interest rate on the notes for each quarterly interest payment period during the variable interest rate period is capped for that quarter at the maximum interest rate of 15% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the reference index above a level of approximately 3.75% on any interest determination date (equal to a maximum quarterly interest payment of $37.50 for each $1,000 stated principal amount of notes).  Accordingly, you could receive less than 15% per annum interest for any given full year even when the reference index increases substantially in a quarterly interest payment period during that year if the reference index in the other quarters in that year do not also increase substantially, as you will not receive the full benefit of the increase in the reference index in the outperforming quarter due to the interest rate cap.

▪
Early Redemption Risk. The issuer retains the option to redeem the notes on any interest reset date on or after September 30, 2012.  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you will receive no further benefit from the leverage factor and you may have to re-invest the proceeds in a lower rate environment.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 30CMS and 2CMS, (ii) volatility of 30CMS and 2CMS, (iii) changes in U.S. interest and swap rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity.  Primarily, to the extent that the level of the reference index remains less than or equal to the strike, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
Investors Are Subject To Our Credit Risk, And Our Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in

September 2009	Page 5

Senior Floating Rate Notes due 2029
Leveraged Callable CMS Curve Linked Notes

secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
Issuer Or Its Affiliates Are Market Participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic Interests Of The Calculation Agent May Be Potentially Adverse To The Investors. Morgan Stanley Capital Services, Inc., the calculation agent, is an affiliate of the issuer. Any determinations made by the calculation agent may adversely affect the payout to investors.

▪
The Historical Performance Of 30CMS And 2CMS Are Not An Indication Of Their Future Performance. Historical performance of 30CMS and 2CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 30CMS and 2CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the level of the reference index will be positive on any interest determination date during the variable interest rate period.  Furthermore, the historical performance of the reference index does not reflect the return the notes would have had because it does not take into account the leverage factor or our redemption right.

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Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 5.7135% per annum, compounded quarterly; and the projected payment schedule with respect to a note consists of the following payments:

December 30, 2009	$25.00	December 30, 2014	$11.31	December 30, 2019	$10.17	December 30, 2024	$ 10.77
March 30, 2010	$25.00	March 30, 2015	$11.20	March 30, 2020	$10.12	March 30, 2025	$ 10.90
June 30, 2010	$25.00	June 30, 2015	$11.12	June 30, 2020	$10.11	June 30, 2025	$ 11.03
September 30, 2010	$25.00	September 30, 2015	$11.03	September 30, 2020	$10.05	September 30, 2025	$ 11.15
December 30, 2010	$25.00	December 30, 2015	$10.98	December 30, 2020	$10.03	December 30, 2025	$ 11.28
March 30, 2011	$25.00	March 30, 2016	$10.90	March 30, 2021	$ 9.99	March 30, 2026	$ 11.39
June 30, 2011	$25.00	June 30, 2016	$10.89	June 30, 2021	$ 9.97	June 30, 2026	$ 11.48
September 30, 2011	$25.00	September 30, 2016	$10.83	September 30, 2021	$ 9.94	September 30, 2026	$ 11.57
December 30, 2011	$25.00	December 30, 2016	$10.79	December 30, 2021	$ 9.95	December 30, 2026	$ 11.69
March 30, 2012	$25.00	March 30, 2017	$10.72	March 30, 2022	$ 9.93	March 30, 2027	$ 11.77
June 30, 2012	$25.00	June 30, 2017	$10.71	June 30, 2022	$ 9.92	June 30, 2027	$ 11.89
September 30, 2012	$25.00	September 30, 2017	$10.72	September 30, 2022	$ 9.94	September 30, 2027	$ 11.96
December 30, 2012	$13.70	December 30, 2017	$10.64	December 30, 2022	$10.00	December 30, 2027	$ 12.07
March 30, 2013	$13.26	March 30, 2018	$10.63	March 30, 2023	$10.04	March 30, 2028	$ 12.12
June 30, 2013	$12.90	June 30, 2018	$10.51	June 30, 2023	$10.07	June 30, 2028	$ 12.27
September 30, 2013	$12.49	September 30, 2018	$10.48	September 30, 2023	$10.19	September 30, 2028	$ 12.36
December 30, 2013	$12.10	December 30, 2018	$10.40	December 30, 2023	$10.27	December 30, 2028	$ 12.37
March 30, 2014	$11.82	March 30, 2019	$10.35	March 30, 2024	$10.37	March 30, 2029	$ 12.47
June 30, 2014	$11.58	June 30, 2019	$10.28	June 30, 2024	$10.54	June 30, 2029	$ 12.42
September 30, 2014	$11.41	September 30, 2019	$10.23	September 30, 2024	$10.66	September 30, 2029	$1,012.57

The “comparable yield” and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

September 2009	Page 8